                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X  Form 40-F
                    ---           ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes     No  X
              ---    ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

          PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to revision of existing caps and amendments to the articles of association.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: September 15, 2006               By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in PetroChina Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                            REVISION OF EXISTING CAPS
                                       AND
                    AMENDMENTS TO THE ARTICLES OF ASSOCIATION

        Independent Financial Adviser to the Independent Board Committee

                        (ICEA LOGO) (Chinese Characters)
                   A subsidiary of ICBC (Chinese Characters)

A letter from the Independent Board Committee is set out on page 16 of this circular. A letter from ICEA Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee is set out on pages 17 to 29 of this circular.

An extraordinary general meeting of PetroChina Company Limited will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing 100016, the People's Republic of China at 9:00 a.m. on 1 November 2006. A copy of the notice convening the extraordinary general meeting is set out on pages 35 to 36 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with this circular, in accordance with the instructions printed thereon as soon as possible to the registered office of PetroChina Company Limited at World Tower, 16 Andelu, Dongcheng District, Beijing, the People's Republic of China in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting in person should you so wish.

                                                               14 September 2006

                                    CONTENTS

                                                                            Page
                                                                            ----
Definitions..............................................................     1
Letter from the Board
   1. The Acquisition....................................................     4
   2. Revision of the Existing Caps and Listing Rules Implications.......     5
   3. The Amended Comprehensive Agreement................................     6
   4. The CRMSC Products and Services Agreement..........................     6
   5. Proposed Caps......................................................     7
   6. Amendments to the Articles.........................................    13
   7. General............................................................    14
   8. Recommendation.....................................................    15
   9. Further Information................................................    15
Letter from the Independent Board Committee..............................    16
Letter from the Independent Financial Adviser............................    17
Appendix -- General Information..........................................    30
Notice of Extraordinary General Meeting..................................    35

                                   DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquirer"                       means Pervinage Holding B.V., a wholly-owned
                                 subsidiary of the CNPC E&D incorporated in
                                 Netherlands on 17 August 2006

"Acquisition"                    means the acquisition of a 67% interest in
                                 PetroKazakhstan by the Acquirer from the Vendor

"Acquisition Agreement"          means the share purchase agreement dated 23
                                 August 2006, entered into between the Vendor
                                 and the Acquirer in respect of the Acquisition

"Amended Comprehensive           means the comprehensive products and services
Agreement"                       agreement between CNPC and PetroChina dated 10
                                 March 2001, as amended on 9 June 2005 and 1
                                 September 2005 respectively, the terms and
                                 conditions of which were disclosed in detail in
                                 the circular to the Shareholders dated 22
                                 September 2005 and were approved by the
                                 Independent Shareholders on 8 November 2005

"Announcement"                   means the announcement of PetroChina dated 23
                                 August 2006 with respect to the Acquisition,
                                 the Proposed Caps and the proposed amendments
                                 to the Articles

"Articles"                       means the articles of association of
                                 PetroChina, approved by the Shareholders on 26
                                 May 2005

"Board"                          means the board of directors of PetroChina

"CNODC" means (Chinese Characters) (China National Oil and Gas Exploration and Development
                                 Corporation*), a state-owned enterprise
                                 incorporated under the laws of the PRC, the entire interest of which is owned by CNPC

"CNPC"                           means (Chinese Characters) (China National
                                 Petroleum Corporation*), a state-owned
                                 enterprise incorporated under the laws of the PRC, and the controlling shareholder of PetroChina, holding approximately 88.21% of the issued share capital of PetroChina

"CNPC E&D"                       means (Chinese Characters) (CNPC Exploration
                                 and Development Company Limited*), a company
                                 incorporated under the laws of the PRC with
                                 limited liability, having its previous English
                                 name as Zhong You Kan Tan Kai Fa Company
                                 Limited

"CNPC Group"                     means CNPC and its subsidiaries, associates and
                                 affiliates, excluding the Group

"CRMSC"                          means (Chinese Characters) (China Railway
                                 Materials and Suppliers Corporation*), a state-owned enterprise established under the laws of the PRC

                                   DEFINITIONS

"CRMSC Products and between      means the agreement dated 1 September 2005
Services Agreement"              entered into PetroChina and CRMSC in relation
                                 to the provision of certain products and
                                 services

"CRMSC Transactions"             means the transactions contemplated under the
                                 CRMSC Products and Services Agreement

"Director(s)"                    means PetroChina's director(s)

"Dushanzi Refinery"              means a refinery located at Dushanzi, Xinjiang
                                 Uygur Autonomous Region, the PRC, operated by
                                 PetroChina

"EGM"                            means an extraordinary general meeting of
                                 PetroChina to be held at Kempinski Hotel, No.
                                 50 Liangmaqiao Road, Chaoyang District, Beijing
                                 100016, the PRC at 9:00 a.m. on 1 November
                                 2006

"Existing Caps"                  means the existing caps of continuing connected
                                 transactions under the Amended Comprehensive
                                 Agreement and the CRMSC Products and Services
                                 Agreement for the period from 1 January 2006 to
                                 31 December 2008

"Group"                          means PetroChina and its subsidiaries

"Independent Board Committee"    means the independent committee of the Board,
                                 comprising Messrs Chee-Chen Tung, Liu Hongru
                                 and Franco Bernabe, established on 23 August
                                 2006 for the purpose of reviewing and advising
                                 Independent Shareholders in respect of the
                                 Proposed Caps

"Independent Financial           means the independent financial adviser to the
Adviser"                         Independent Board Committee and the Independent
                                 Shareholders. ICEA Capital Limited has been
                                 retained by the Board as the Independent
                                 Financial Adviser on 23 August 2006

"Independent Shareholder(s)"     means the shareholder(s) of PetroChina other
                                 than CNPC and its associates, as defined by the
                                 Listing Rules

"Jointly-owned Companies"        means a company in which both PetroChina and
                                 the CNPC Group are shareholders, and where the
                                 CNPC Group and/or its subsidiaries and/or
                                 affiliates (individually or together) is/are
                                 entitled to exercise, or control the exercise
                                 of, 10% or more of the voting power at any
                                 general meeting of such company

"Kazakhstan-China Pipeline"      means the oil pipeline from Atasu, Republic of
                                 Kazakhstan to Alashankou, the PRC, operated by
                                 Kazakhstan-China Pipeline Limited Liability
                                 Partnership

"KMG" means JSC National Company Kazmunaigaz, a state owned oil company organised and existing under the law of the Republic of Kazakhstan

"Latest Practicable Date"        means 7 September 2006, being the latest
                                 practicable date prior to the printing of this
                                 circular for ascertaining certain information
                                 contained herein

                                   DEFINITIONS

"Listing Rules"                  means the Rules Governing the Listing of
                                 Securities on the Stock Exchange

"PetroChina"                     means (Chinese Characters) (PetroChina Company
                                 Limited*), a joint stock company limited by
                                 shares incorporated in the PRC on 5 November
                                 1999 under laws of the PRC, and listed on the
                                 Stock Exchange with American Depository Shares
                                 listed on the New York Stock Exchange

"PetroChina & CRMSC Oil
Marketing"                       means (Chinese Characters) (PetroChina & CRMSC
                                 Oil Marketing Company Limited*), a company
                                 established on 13 December 2004 under the laws
                                 of the PRC with limited liability and an
                                 indirect subsidiary of PetroChina

"PetroKazakhstan"                means PetroKazakhstan Inc., a corporation
                                 existing under the laws of the Province of
                                 Alberta Canada.

"PetroKazakhstan Group"          means PetroKazakhstan and its subsidiaries

"PRC"                            means the People's Republic of China

"Proposed Caps"                  means the proposed maximum annual aggregate
                                 values of the relevant continuing connected
                                 transactions under the Amended Comprehensive
                                 Agreement and the CRMSC Products and Services
                                 Agreement as set out in this circular

"Shareholder(s)"                 means the holder(s) of shares of PetroChina

"Stock Exchange"                 means The Stock Exchange of Hong Kong Limited

"Vendor" means 819 Luxembourg S.a r.l., an indirect wholly owned subsidiary of CNODC incorporated in Luxembourg

"Western Pipeline"               means the oil pipeline from Dushanzi, Xinjiang
                                 Uygur Autonomous Region to Lanzhou, Gansu
                                 Province, the PRC, operated by China Petroleum
                                 West Pipeline Co., Ltd.

*    For identification purpose only.

                             LETTER FROM THE BOARD

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 857)

Board of Directors                                Legal address
Chen Geng (Chairman)                              World Tower, 16 Andelu
Jiang Jiemin                                      Dongcheng District
Su Shulin                                         Beijing 100011
Zheng Hu                                          The People's Republic of China
Zhou Jiping
Duan Wende
Wang Yiling
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hong Ru*
Franco Bernabe*

*    Independent non-executive Director

                                                               14 September 2006

To the Shareholders

Dear Sir or Madam,

                            REVISION OF EXISTING CAPS
                                       AND
                           AMENDMENTS TO THE ARTICLES

1.   THE ACQUISITION

     On 23 August 2006, the Board announced that CNPC E&D, a subsidiary of PetroChina and a 50 : 50 joint venture between PetroChina and CNODC, entered into the Acquisition Agreement through the Acquirer (a wholly owned subsidiary of CNPC E&D) with the Vendor (a wholly owned subsidiary of CNODC), for the acquisition by the Acquirer of CNODC's entire interest in PetroKazakhstan, representing 67% of the issued share capital of PetroKazakhstan.

                              LETTER FROM THE BOARD

     The Board believes that the Acquisition represents an important opportunity for PetroChina to further enhance its overseas working interests of oil and gas reserve, to expand PeroChina's overseas exploration and production assets in a strategically important region, to derive synergies from the Kazakhstan-China Pipeline, the Dushanzi Refinery and CNPC E&D's existing Kazakhstan exploration and production operations and to further improve PetroChina's financial performance.

     CNODC is wholly owned by CNPC, the controlling shareholder of PetroChina. As at the date of this circular, CNPC holds approximately 88.21% of the issued share capital of PetroChina. Pursuant to the Listing Rules, CNODC and the Vendor are connected persons of PetroChina. CNPC E&D is a connected person of PetroChina pursuant to Listing Rule 14A.11(5). Upon the completion of the Acquisition, PetroChina will, through CNPC E&D, hold 67% of PetroKazakhstan. PetroKazakhstan will therefore become a non-wholly owned subsidiary of CNPC E&D and PetroChina and a connected person of PetroChina pursuant to Rule 14A.11(6) of the Listing Rules.

     The Acquisition constitutes a connected transaction of PetroChina under the Listing Rules. As the relevant percentage ratios involved in the Acquisition are more than 0.1% but less than 2.5% for the Group, the Acquisition is only subject to reporting and announcement requirements and exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules.

     Further details regarding the Acquisition, the Acquisition Agreement and PetroKazakhstan were set out in the Announcement.

2.   REVISION OF EXISTING CAPS AND LISTING RULES IMPLICATIONS

     The Announcement also announced that PetroChina proposes to revise the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as previously approved by the Independent Shareholders (or by the Shareholders in respect of the Existing Caps for the CRMSC Transactions) on 8 November 2005. The Proposed Caps, for the three-year period from 1 January 2006 to 31 December 2008, are the result of:

     - continuing connected transactions arising as a result of the completion of the Acquisition, which will fall within the scope of the Amended Comprehensive Agreement; and

     - changes to PetroChina's production and operational environment that are expected to have an impact on the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement, as explained in detail in this circular.

     The Proposed Caps are subject to reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in respect of the Proposed Caps for the CRMSC Transactions) requirements under the Listing Rules.

     An Independent Board Committee has been appointed by the Board to consider the Proposed Caps. ICEA Capital Limited has been retained as the Independent Financial Adviser to advise the Independent Board Committee as to whether the Proposed Caps are fair and reasonable so far as the Shareholders are concerned.

                              LETTER FROM THE BOARD

3.   THE AMENDED COMPREHENSIVE AGREEMENT

     The Amended Comprehensive Agreement was entered into by and between CNPC and PetroChina on 10 March 2001, which was further amended on 9 June 2005 and 1 September 2005 respectively. The Amended Comprehensive Agreement is valid for three years, commencing from 1 January 2006. Detailed information about the terms and conditions of the Amended Comprehensive Agreement, including but not limited to general principles, price and terms, price determination, coordination of annual demand of products and services, rights and obligations, term and termination and the annual caps in respect of the transactions under the Amended Comprehensive Agreement were disclosed in the circular to the Shareholders dated 22 September 2005 and were approved by the Independent Shareholders at the extraordinary general meeting held on 8 November 2005.

     The Amended Comprehensive Agreement applies to connected transactions between the CNPC Group (including Jointly-owned Companies) and the Group. Pursuant to the Amended Comprehensive Agreement, a Jointly-owned Company means a company in which both PetroChina and the CNPC Group are shareholders, and where the CNPC Group and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company.

     As explained in the Announcement, PetroKazakhstan will be equity-accounted for in PetroChina's consolidated financial statements since PetroChina and KMG are considered as having joint control over PetroKazakhstan. At the same time, PetroKazakhstan will be treated as a "subsidiary" of PetroChina for the purposes of the Listing Rules because, among other things, PetroChina will hold more than half of the issued share capital of PetroKazakhstan. Accordingly, upon the completion of the Acquisition, PetroKazakhstan will become a non-wholly owned subsidiary of PetroChina. It will also become a connected person of PetroChina pursuant to Rule 14A.11(6) of the Listing Rules as well as a Jointly-owned Company as defined by the Amended Comprehensive Agreement. Given that PetroKazakhstan will be a subsidiary of PetroChina held through CNPC E&D, connected transactions involving the PetroKazakhstan Group will be treated in the same manner as transactions involving CNPC E&D and its subsidiaries, which were approved by the Independent Shareholders on 8 November 2005. On this basis, PetroChina has classified connected transactions between the PetroKazakhstan Group and the Group as transactions between the CNPC Group (including Jointly-owned Companies) and the Group, and connected transactions between the PetroKazakhstan Group and the CNPC Group as transactions between the Group and the CNPC Group.

4.   THE CRMSC PRODUCTS AND SERVICES AGREEMENT

     On 1 September 2005, PetroChina entered into the CRMSC Products and Services Agreement with CRMSC, pursuant to which PetroChina should provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on an ongoing basis. CRMSC, being a substantial shareholder of PetroChina's subsidiary, PetroChina & CRMSC Oil Marketing, is a connected person of PetroChina pursuant to the Listing Rules. Detailed information regarding the terms and conditions of the CRMSC Products and Services Agreement and the annual caps in respect of CRMSC Transactions were disclosed in the circular to the Shareholders dated 22 September 2005 and were approved by the Shareholders at the extraordinary general meeting held on 8 November 2005.

                              LETTER FROM THE BOARD

5.   PROPOSED CAPS

     (a) Revision due to continuing connected transactions arising as a result of the Acquisition

          (i)  Production services to be provided by the CNPC Group to the Group

               The Amended Comprehensive Agreement provides that the CNPC Group (including Jointly-owned Companies such as PetroKazakhkstan) shall supply crude oil, refined oil, chemical products, natural gas and production services (including transportation) to the Group at the government-prescribed price. Where there is no government-prescribed price but market price is available, the price shall be determined with reference to the market price.

               The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the Group's proposed purchase of crude oil from the PetroKazakhstan Group and transportation of such crude oil via the Kazakhstan-China Pipeline and the Western Pipeline in accordance with the Amended Comprehensive Agreement.

                                            Proposed increase to the
                                                  Existing Caps
                                                (RMB in millions)
                                            ------------------------
Category of Products and Services            2006     2007     2008
---------------------------------           ------   ------   ------
Production services to be provided by the
   CNPC Group to the Group                  13,040   36,000   34,720

               The above proposed increases to the Existing Caps have been determined with reference to the following: the estimated growth in crude oil production and business of the PetroKazakhstan Group; current market prices of crude oil; potential fluctuations and increases in the prices of crude oil both in the international market and in the domestic market; the estimated annual crude oil volume to be purchased by the Group from the PetroKazakhstan Group; the transportation capacities of the Kazakhstan-China Pipeline and the Western Pipeline; and charges of the Kazakhstan-China Pipeline and the Western Pipeline for oil transportation and the potential fluctuations and increases in such charges. The significant increases of transaction amount in 2007 and 2008 are due to the increases of the Kazakhstan-China Pipeline's transportation capacity, which is 3.5 million tonnes in 2006 and expected to be 10 million tonnes in 2007 and 2008 when its construction is fully completed.

          (ii) Construction and technical services to be provided by the CNPC Group to the Group.

               Prior to the Acquisition, the Group has obtained construction and technical services from the CNPC Group. Given that the construction and technical services provided to the Group by the CNPC Group are of a high quality and on favourable pricing terms, the Group (including the PetroKazakhstan Group) will continue to obtain construction and technical services from the CNPC Group after the Acquisition.

               The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the provision of services by the CNPC Group to the PetroKazakhstan Group, including but not limited to geophysical prospecting, well drilling, logging, well testing, down-hole operations, oilfield surface facilities construction, construction design and construction supervision. This category of transaction will be charged on actual cost incurred basis.

                              LETTER FROM THE BOARD

                                             Proposed increases to
                                               the Existing Caps
                                               (RMB in millions)
                                             ---------------------
Category of Products and Services             2006    2007    2008
---------------------------------            -----   -----   -----
Construction and technical services to be
   provided by the CNPC Group to the Group   1,880   1,800   1,640

               The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction price and transaction amounts for the construction and technical services of the PetroKazakhstan Group; and the estimated business growth of the PetroKazakhstan Group.

          (iii) Material supply services to be provided by the CNPC Group to the Group

               Prior to the Acquisition, the Group has obtained material supply services from the CNPC Group. Given that the material supply services provided by the CNPC Group to the Group is of a high quality and on favourable pricing terms, the Group (including the PetroKazakhstan Group) will continue to obtain material supply services from the CNPC Group after the Acquisition. This category of transaction will be charged on actual cost incurred basis.

               The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the provision of casing pipes, drill heads, drilling liquid and lubricating oil and other raw materials or equipment by the CNPC Group to the PetroKazakhstan Group.

                                             Proposed increases
                                               to the Existing
                                                    Caps
                                              (RMB in millions)
                                             ------------------
Category of Products and Services            2006   2007   2008
---------------------------------            ----   ----   ----
Material supply services to be provided by
   the CNPC Group to the Group                240    480    480

               The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction prices and transaction amounts in respect of material supply transactions of the PetroKazakhstan Group; estimated business growth of the PetroKazakhstan Group; and estimated changes in the volume of purchases by the PetroKazakhstan Group.

     (b) Revision due to changes to PetroChina's production and operational environment

          (i)  Products and services to be provided by the Group to the CNPC
               Group

               The Amended Comprehensive Agreement provides that the Group shall provide products such as natural gas, crude oil and refined oil to the CNPC Group at the government-prescribed price, or where there is no government-prescribed price, the price shall be determined with reference to the market price.

                              LETTER FROM THE BOARD

          The reasons for applying for increases to the Existing Caps of this transaction are:

          -    Natural gas

               Natural gas is sold at government-prescribed price in the PRC. The National Development and Reform Commission issued the Notice on the Reform of the Mechanism for Determining the Ex-Factory Prices of Natural Gas and Recent Appropriate Increase of the Ex-Factory Prices of Natural Gas on 23 December 2005, which made adjustments to the pricing mechanism and the ex-factory price of natural gas. Pursuant to the notice, the ex-factory price of natural gas was increased from 26 December 2005. The notice also indicated that the PRC government would increase the price of natural gas in the next five years and would establish a system to link the price of natural gas to the price of substitution products including crude oil, liquefied petroleum gas and coal.

          -    Refined oil

               Refined oil is sold at government-prescribed price in the PRC. In the first half of 2006, the National Development and Reform Commission has issued two notices on the adjustments to the prices of refined oil, which increased the ex-factory prices of refined oil on 26 March and 24 May 2006 respectively.

          -    Crude oil

               Currently, the crude oil prices on the domestic market of the PRC are adjusted with reference to the crude oil prices on the international market. As there has been a substantial increase in the crude oil price on the international market recently, the increase with respect to domestic crude oil price has jumped well above its level as at 8 November 2005 when Independent Shareholders' approval for the Existing Caps was sought.

          -    Nephtha, solvent oil

               The Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustments and Perfection of the Policy on Consumer Taxes on 20 March 2006, which imposes consumer tax on naphtha, solvent oil and other products, and the costs of raw materials for chemical products have increased as a result.

          -    Transaction amount

               As a result of business development, there is an increase of the amount of transactions between the Group and the CNPC Group as compared with the amount of 8 November 2005 when Independent Shareholders' approval for the Existing Caps was sought.

                              LETTER FROM THE BOARD

               The table below sets out the monthly average prices of natural gas, refined oil, crude oil, naphtha and solvent oil of PetroChina for April 2005 (when PetroChina performed its estimates for the Existing
          Caps), September 2005 (when PetroChina announced and applied for the Shareholders' approval on the Existing Caps) and July 2006 :

                             Monthly Average Prices

                                                     % increase    % increase
                                                        than          than
Products         April 05   September 05   July 06    April 05    September 05
--------         --------   ------------   -------   ----------   ------------
                                         (RMB Yuan/Ton)
Natural Gas          585          585         690     17.95%         17.95%
Refined Oil
   Gasoline        3,277        4,062       4,800     46.48%         18.18%
   Jet fuel        3,160        4,375       5,114     61.81%         16.88%
   Diesel Oil      2,864        3,573       4,219     47.33%         18.09%
   Crude Oil       2,332        3,616       4,056     73.59%         12.17%
   Nephtha         2,396        3,844       4,657     94.40%         21.17%
   Solvent oil     3,369        4,308       4,631     37.45%           7.5%

               Due to the above reasons, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                                Proposed increases to
                                                  the Existing Caps
                                                  (RMB in millions)
                                              ------------------------
Category of Products and Services              2006     2007     2008
---------------------------------             ------   ------   ------
Products and services to be provided by the
   Group to the CNPC Group                    17,536   21,498   23,219

               The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for products and services provided by the Group to the CNPC Group; the actual and estimated increases to the price of relevant products; and the actual and estimated business growth of the Group and the CNPC Group.

          (ii) Products and services to be provided by the CNPC Group to the Group

               (a)  Production services

                    The proposed increases to the Existing Caps of this category of transaction are mainly attributable to the fact that due to the PRC's increasing demand on crude oil, the Group intends to purchase crude oil from CNPC E&D and its subsidiaries in addition to the crude oil from the PetroKazakhstan Group as set out in section 5 (a) (i) of this circular.

                    Other production services consist of water supply,
               electricity generation and supply, gas supply, transportation, etc. by the CNPC Group to the Group. Such increases are attributable to the formal commencement of operation of the Kazakhstan-China Pipeline and the Western Pipeline in the near future and the internal integration of the CNPC Group, which will increase its delivery capacity in the refined oil retail market in the PRC, thus creating more opportunities of refined oil delivery business for the Group.

                    The Board has considered and proposed the following
               increases to the Existing Caps in respect of this category of transaction.

                              LETTER FROM THE BOARD


                                          Proposed increases to
                                            the Existing Caps
                                            (RMB in millions)
                                        ------------------------
Category of Products and Services        2006     2007     2008
---------------------------------       ------   ------   ------
Production services to be provided by
   the CNPC Group to the Group          23,430   31,514   31,151

                    The above proposed increases have been determined with
               reference to the following: historical transaction records for the production services provided by the CNPC Group to the Group; medium and long term development plan of the Group; the actual and estimated business growth of the Group; and the potential increase in the international and domestic market prices of crude oil, petroleum and other petrochemical products.

               (b)  Construction and technical services

                    Due to expansion of the Group's businesses and the further confirmation to the medium and long term development plan of the Group, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction:

                                                  Proposed increases to
                                                    the Existing Caps
                                                    (RMB in millions)
                                                ------------------------
Category of Products and Services                2006     2007     2008
---------------------------------               ------   ------   ------
Construction and technical services to
   be provided by the CNPC Group to the Group   21,187   24,959   24,385

                    The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for the construction and technical services provided by the CNPC Group to the Group; the medium and long term development plan of the Group; the actual and the estimated business growth of the Group; the increases of prices of relevant oil products; and the estimated relevant service price.

          (c)  Material supply services

                    Due to expansion of the Group's businesses and the further confirmation to the medium and long term development plan of the Group, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                              Proposed increases
                                             to the Existing Caps
                                               (RMB in millions)
                                             --------------------
Category of Products and Services             2006   2007    2008
---------------------------------             ----   ----   -----
Material supply services to be
   provided by the CNPC Group to the Group    646     649    595

                              LETTER FROM THE BOARD

                    The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for the supply of materials services provided by the CNPC Group to the Group; the medium and long term development plan of the Group; the actual and the estimated business growth of the Group; and the actual and estimated prices of relevant materials.

          (iii) Products and services to be provided by the Group to CRMSC

               On 1 September 2005, PetroChina entered into the CRMSC Products and Services Agreement with CRMSC, pursuant to which PetroChina should provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on an ongoing basis. Detailed information about the terms and conditions of the CRMSC Products and Services Agreement and the annual caps in respect of CRMSC Transactions were disclosed in the circular to the Shareholders dated 22 September 2005 and were approved by the Shareholders at the extraordinary general meeting held on 8 November 2005.

               Due to the increase of the refined oil price, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                              Proposed increases
                                                to the Existing
                                                     Caps
                                               (RMB in millions)
                                              ------------------
Category of Products and Services             2006   2007   2008
---------------------------------             ----   ----   ----
Products and services to be provided by the
   Group to CRMSC                              722    666    658

               The above proposed increases have been determined with reference to the following: the Group's historical transaction records with CRMSC; the estimated business growth of the Group and CRMSC; and the actual and estimated price of refined oil.

                              LETTER FROM THE BOARD

               (c)  Proposed Caps

                    The Board has proposed the following Proposed Caps for the period from 1 January 2006 to 31 December 2008 after considering the revisions described in the above sub-sections (a) and (b).

                                                      2006                2007                2008
                                               ------------------  ------------------  ------------------
                                               Existing  Proposed  Existing  Proposed  Existing  Proposed
Category of Products and Services                Caps      Caps      Caps      Caps      Caps      Caps
---------------------------------              --------  --------  --------  --------  --------  --------
                                                                  (RMB in millions)
(i)   Products and services to
         be provided by the CNPC
      Group to the Group
      (a) Production services                   27,513     63,983   28,923     96,437   32,647     98,518
      (b) Construction and technical services   91,614    114,681   88,280    115,039   79,636    105,661
      (c) Material supply services               4,471      5,356    4,331      5,459    4,500      5,574

(ii)  Products and services to be provided
         by the Group to the CNPC Group         19,134     36,670   23,472     44,970   26,910     50,129

(iii) Products and services to be provided
         by the Group to CRMSC                  10,326     11,048   11,359     12,025   12,495     13,152

6.   AMENDMENTS TO THE ARTICLES

     On 23 August 2006, the Board announced that due to the ongoing development of PetroChina's businesses, the Board proposes to expand PetroChina's business scope and to amend its Articles accordingly.

     Article 10(2) of the Articles provides the following:

          "The Company's [PetroChina's] scope of business includes: the exploration, production and sale of onshore oil and natural gas; the production and sale of refined, petrochemical and chemical products; the operation of oil and natural gas pipelines; the research and development for oil exploration and production technology and petrochemical technology; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines (except those items required to be specifically authorized by the State); the import and export of crude oil and refined oil; the operation of, or to act as agent in, the import and export of various commodities and technologies (except the commodities or technologies which are required to be operated by companies designated by the State or are prohibited to import or export), the operation of processing with imported materials and the 'Three Types of Processing plus Compensation Trade'; the operation of contra trade and transit trade; the operation of the oil exploration, development and production business under the overseas co-operation contracts of which China National Petroleum Corporation has assigned its interests."

                              LETTER FROM THE BOARD

     Article 10(2) shall be amended as follows:

          "The Company's [PetroChina's] scope of business includes: the exploration, production and sale of oil and natural gas; the production and sale of refined, petrochemical and chemical products; the sale of chemical fertilizers; warehousing and transportation of petroleum and petrochemical products; the operation of convenient stores and other auxiliary facilities affiliated to the service stations as well as the provision of the ancillary services; the operation of oil and natural gas pipelines, and the provision of relevant engineering and technological development and consultancy services as well as the oil and gas related IT services; the provision of services in connection with the lease of buildings and equipment as well as the provision of water, electricity and heat supply; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines (except those items required to be specifically authorized by the State); the import and export of crude oil and refined oil; the operation of, or to act as agent in, the import and export of various commodities and technologies (except the commodities or technologies which are required to be operated by companies designated by the State or are prohibited to import or export), the operation of processing with imported materials and the 'Three Types of Processing plus Compensation Trade'; the operation of contra trade and transit trade; the operation of the oil exploration, development and production business under the overseas co- operation contracts of which China National Petroleum Corporation has assigned its interests."

     The Board be authorized, as proposed to be approved at the EGM, to make such modifications to the above proposed amendments to the Articles as required by the relevant regulatory bodies of the PRC.

     The proposed amendments to the Articles will be subject to Shareholders' approval at the EGM as a special resolution to be passed by votes representing not less than two-thirds of the voting rights represented by the Shareholders (including proxies) attending the EGM.

7.   GENERAL

     As CNPC directly owns approximately 88.21% of the issued share capital of PetroChina as at the date of this circular, the Proposed Caps are subject to approval from the Independent Shareholders (or Shareholders' approval in respect of the Proposed Caps for the CRMSC Transactions) at the EGM by way of a poll. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the shareholders resolutions approving the Proposed Caps (except the Proposed Caps for the CRMSC Transactions).

     An EGM of PetroChina will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing 100016, the PRC at 9 : 00 a.m. on 1 November 2006 to consider and, if deemed appropriate, to approve the Proposed Caps by way of ordinary resolutions and the proposed amendments to the Articles by way of a special resolution. The EGM notice is set out in pages 35 to 36 of this circular. A return slip is also enclosed.

     A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of PetroChina at World Tower, 16 Andelu, Dongcheng District, Beijing, People's Republic of China as soon as possible but in any event no later than 24 hours before the time appointed for the holding of EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

                              LETTER FROM THE BOARD

     In accordance with the Listing Rules, the votes of the Independent Shareholders at the EGM will be taken by a poll and CNPC, the controlling shareholder of the PetroChina, will abstain from voting in respect of the ordinary resolutions to approve the Proposed Caps (except the Proposed Caps for CRMSC Transactions) at the EGM because of its interest in these transactions.

8.   RECOMMENDATION

     Your attention is drawn to the letter from the Independent Board Committee set out on page 16 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the Proposed Caps.

     The advice of the Independent Financial Adviser to the Independent Board Committee on the fairness and reasonableness of the terms of the Proposed Caps are set out from pages 17 to 29 of this circular. The Independent Financial Adviser considers that the Proposed Caps are fair and reasonable so far as the Shareholders are concerned and are in the interests of PetroChina and the Shareholders as a whole.

     The Board believes that the Proposed Caps and the proposed amendments to the Articles are in the interests of PetroChina and its shareholders as a whole. Accordingly, the Board recommends Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Proposed Caps and the proposed amendments to the Articles.

9.   FURTHER INFORMATION

     Your attention is also drawn to the additional information set out in Appendix to this circular.


                                        ----------------------------------------
                                        Yours faithfully, By Order of the Board
                                        PetroChina Company Limited Li Huaiqi
                                        Secretary to the Board

                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                                                               14 September 2006

To the Independent Shareholders

                            REVISION OF EXISTING CAPS

     We refer to the circular dated 14 September 2006 of PetroChina Company Limited ("PetroChina") of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

     With respect to the Proposed Caps, CNPC is a connected person of PetroChina and the continuing transactions between CNPC and PetroChina constitute continuing connected transactions of PetroChina as defined under the Listing Rules. The Proposed Caps are subject to reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in respect of the Proposed Caps for the CRMSC Transactions) requirements under the Listing Rules.

     We have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Proposed Caps, details of which are set out in the Letter from the Board in the circular to the Shareholders. ICEA Capital Limited has been retained as the Independent Financial Adviser to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from ICEA Capital Limited as set out on page 17 to 29 page of the circular.

     Having taken into account the information set out in the letter from the Board, and the principal factors, reasons and recommendations set out in the letter from ICEA Capital Limited, we consider the Proposed Caps to be fair and reasonable as the Independent Shareholders are concerned and believe that the Proposed Caps are in the interests of PetroChina and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the Proposed Caps.

                           Yours faithfully,


-------------------------  -------------------------  ------------------------
Chee-Chen Tung             Liu Hongru                 Franco Bernabe
Independent Non-Executive  Independent Non-Executive  Independent Non-Executive
Director                   Director                   Director

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions) from ICEA Capital Limited in relation to the revision of the Existing Caps for the purpose of incorporation in this circular.

(ICEA LOGO) (Chinese Characters)
A subsidiary of ICBC (Chinese Characters)

                          ICEA CAPITAL LIMITED              (Chinese Characters)
                          26/F., ICBC Tower                 (Chinese Characters)
                          3 Garden Road, Central, Hong Kong (Chinese Characters) General Line: (852) 2231 8000 (Chinese Characters) General Fax: (852) 2525 0967 (Chinese Characters)

                                                               14 September 2006

To the Independent Board Committee and the Shareholders

Dear Sirs,

                            REVISION OF EXISTING CAPS

     We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders (or the Shareholders for CRMSC Transactions) on the fair and reasonableness of the Proposed Caps for each of the three years ending 31 December 2006, 2007 and 2008. Pursuant to the Listing Rules, the Proposed Caps are subject to, among other things, the approval of the Independent Shareholders (or the approval of the Shareholders for the CRMSC Transactions) at a general meeting of PetroChina Company Limited ("Petrochina"). Details of the Proposed Caps are summarized in PetroChina's circular to its Shareholders dated 14 September 2006 (the "Circular"). This letter has been prepared for inclusion in the Circular and capitalized terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

     On 23 August 2006, PetroChina announced that CNPC E&D, a subsidiary of PetroChina and a 50 : 50 joint venture between PetroChina and CNODC, entered into the Acquisition Agreement through the Acquirer (a wholly owned subsidiary of CNPC E&D) with the Vendor (a wholly owned subsidiary of CNODC), for the acquisition by the Acquirer of CNODC's entire interest in PetroKazakhstan, representing 67% of the issued share capital of PetroKazakhstan. Please refer to the announcement of PetroChina dated 23 August 2006 and "Letter from the Board" in this Circular for details of the Acquisition.

     As a result of (i) the completion of the Acquisition, certain continuing connected transactions which will fall within the scope of the Amended Comprehensive Agreement will arise; and (ii) changes to PetroChina's production and operational environment that are expected to have an impact on the Existing Caps, PetroChina proposes to revise the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as previously approved by the Independent Shareholders (or by the Shareholders for the CRMSC Transactions) on 8 November 2005. The Proposed Caps for the three years ending 31 December 2008 are subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

     Our opinion only applies to the Proposed Caps subject to Independent Shareholders' approval (or the Shareholders' approval for the CRMSC Transactions). All other connected transactions, continuing connected transactions and their respective caps that are not subject to independent shareholders' approval under the Listing Rules are not within the scope of our work.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     We, ICEA Capital Limited, have been retained as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders (or Shareholders for the CRMSC Transactions) as to whether the Proposed Caps are fair and reasonable so far as the Independent Shareholders (or Shareholders for the CRMSC Transactions) are concerned.

     In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by PetroChina. We have discussed with the management of PetroChina regarding their plans and prospects of PetroChina. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the Proposed Caps. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

     We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of in-depth investigation into the business affairs or assets and liabilities of PetroChina, the CNPC Group, PetroKazakhstan or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of PetroChina, the CNPC Group, PetroKazakhstan or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the continuing connected transactions, which remains the responsibility of the Directors. As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders (or to the Shareholders for CRMSC Transactions), we have not been involved in the negotiations in respect of the terms of the continuing connected transactions and the determination of the Proposed Caps. Our opinion has been made on the assumption that all obligations to be performed by each of the parties to the continuing connected transactions will be fully performed in accordance with the terms thereof.

     Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders (or to the Shareholders for CRMSC Transactions). This letter is for the information of the Independent Board Committee and the Shareholders solely in connection with their consideration of the Proposed Caps and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

PRINCIPAL FACTORS CONSIDERED

     In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     1. Background of the continuing connected transactions under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement

          The Amended Comprehensive Agreement was initially entered into between PetroChina and CNPC on 10 March 2001, which was amended on 9 June 2005 and 1 September 2005 respectively. On 1 September 2005, PetroChina and CRMSC entered into the CRMSC Products and Services Agreement.

          Detailed information about the terms and conditions of the continuing connected transactions under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement were disclosed in the circular of PetroChina to the Shareholders dated 22 September 2005.

     2.   Reasons for revision of the Existing Caps

          As stated in the Letter from the Board in the Circular, PetroChina proposes to revise the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as previously approved by the then Independent Shareholders (or by the then Shareholders for the CRMSC Transactions) on 8 November 2005. The revision of the Existing Caps to the Proposed Caps for the three years ending 31 December 2006, 2007 and 2008 are the result of:

          (i) continuing connected transactions arising as a result of the completion of the Acquisition, which will fall within the scope of the Amended Comprehensive Agreement; and

          (ii) changes to PetroChina's production and operational environment that are expected to have an impact on the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement.

     3.   Revision of the Existing Caps

          3.1 Revision due to the continuing connected transactions arising as a result of the Acquisition

               Given the business size of the PetroKazakhstan Group and the fact that the transactions between the PetroKazakhstan Group and the CNPC Group will fall within the scope of the Amended Comprehensive Agreement upon completion of the Acquisition, we considered that revision of the Existing Caps to the Proposed Caps is fair and reasonable and in the interest of PetroChina and the Shareholders.

               The proposed increases to the Existing Caps as a result of the Acquisition are summarized as follows:

                                                 Proposed increases to
                                                   the Existing Caps
                                               ------------------------
Category of Products and Services               2006     2007     2008
---------------------------------              ------   ------   ------
                                                   (RMB in millions)
3.1.1 Production services to be provided by
   the CNPC Group to the Group                 13,040   36,000   34,720

3.1.2 Construction and technical services to
   be provided by the CNPC Group to the
   Group                                        1,880    1,800    1,640

3.1.3 Material supply services to be
   provided by the CNPC Group to the Group        240      480      480

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          3.1.1 Production services to be provided by the CNPC Group to the Group

               The proposed increases to the Existing Caps for the products and services to be provided by the CNPC Group to the Group have been determined with reference to:

               (i) the estimated growth in crude oil production and business of the PetroKazakhstan Group;

               (ii) current market prices of crude oil;

               (iii) potential fluctuations and increases in the prices of crude oil both in the international market and in the domestic market;

               (iv) the estimated annual crude oil volume to be purchased by the
                    Group from the PetroKazakhstan Group;

               (v) the transportation capacities of the Kazakhstan-China Pipeline and the Western Pipeline; and

               (vi) charges of the Kazakhstan-China Pipeline and the Western
                    Pipeline for oil transportation and the potential fluctuations and increases in such charges.

               The proposed increases to the Existing Caps for the production services to be provided by the CNPC Group to the Group for the three years ending 31 December 2006, 2007 and 2008 are mainly due to the proposed purchase of the crude oil from the PetroKazakhstan Group and transportation of such crude oil through the Kazakhstan-China Pipeline and the Western Pipeline in accordance with the Amended Comprehensive Agreement as a result of the Acquisition.

               Part of the Kazakhstan-China Pipeline and the Western Pipeline has been put into service in 2006. Based on the information provided by PetroChina, the Group plans to purchase 3.5 million tons, 10 million tons and 10 million tons of crude oil from the PetroKazakhstan Group for 2006, 2007 and 2008 respectively. The proposed increases in transaction amounts are estimated based on the transportation capacity of the two pipelines, the business development of the Group, the current crude oil market and the estimated commodity price of crude oil price with reference to the average Brent crude oil future price of approximately US$64.7 per barrel in early 2006 as quoted in Bloomberg.

               In light of the above and taken into consideration of (i) the discussion with the management of PetroChina on the business plan of the PetroKazakhstan Group, including its estimated growth in crude oil production and the expected time frame for the full-scale operation of the Kazakhstan-China Pipeline and the Western Pipeline; and (ii) the continuing business growth of the Group as well as the anticipated increase in future crude oil price (both internationally and domestically), we are of the view that the proposed purchase price used in estimating the proposed caps is reasonable and the proposed increases to the Existing Caps for this type of transactions are fairly and reasonably determined.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          3.1.2 Construction and technical services to be provided by the CNPC Group to the Group

               The proposed increases to the Existing Caps for construction and technical services to be provided by the CNPC Group to the Group have been determined with reference to:

               (i) the historical transactions and transaction amounts for the construction and technical services of the PetroKazakhstan Group; and

               (ii) the estimated business growth of the PetroKazakhstan Group.

               After the Acquisition, the PetroKazakhstan Group will expedite its development and increase capital expenditure in the next three years. As stated in the Letter from the Board of this Circular, given that the construction and technical services provided to the Group by the CNPC Group are of a high quality and on favourable in pricing term, the Group (including the PetroKazakhstan Group) will continue to obtain construction and technical services from the CNPC Group after the Acquisition. We have discussed with the management of PetroChina on the future capital expenditure plan of PetroKazakhstan and have reviewed the relevant documents and information (in particular, the historical transactions and transaction amounts), and considered the plan was prepared after due and careful enquiry. As such, we are of the view that the proposed increases to the Existing Caps for this type of services are determined on a fair and reasonable basis and are sufficient for the Group to capture the future anticipated expansion plan of the PetroKazakhstan Group.

          3.1.3 Material supply services to be provided by the CNPC Group to the Group

               The proposed increases to the Existing Caps for material supply services to be provided by the CNPC Group to the Group have been determined with reference to:

               (i) historical prices and transaction amounts in respect of material supply transactions of the PetroKazakhstan Group;

               (ii) estimated business growth of the PetroKazakhstan Group; and

               (iii) estimated changes in the volume of purchases by the
                    PetroKazakhstan Group.

               The proposed increases are mainly attributable to the provision of casing pipes, drill heads, drilling liquid and lubricating oil and other raw materials or equipment by the CNPC Group to the PetroKazakhstan Group for its ordinary daily operation.

               We understand from the management of PetroChina that the CNPC Group and other independent international suppliers will be invited to tender for the provision of material supply services to the PetroKazakhstan Group. However, based on their past experience, the CNPC Group has competitive advantage over other suppliers on the quality and the price of the services.

               The proposed increases to the Existing Caps for this type of transactions are based on the potential demand for the materials and equipment of the PetroKazakhstan Group in accordance with its business development plan as well as the estimated cost incurred with the related materials and equipment. Based on (i) the discussion with the management of PetroChina on the future plan of the PetroKazakhstan Group and the possibility for the CNPC Group to obtain contracts for provision of material supply services to the PetroKazakhstan Group; and (ii) the

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          review on the relevant documents and information (in particular, the historical transactions and transaction amounts), we are of the view that the proposed increases to the Existing Caps are determined on a fair and reasonable basis.

          3.2 Revision due to changes to PetroChina's production and operational environment

                                                      Proposed increases to the Existing Caps
                                                      ---------------------------------------
Category of Products and Services                              2006     2007     2008
---------------------------------                             ------   ------   ------
                                                                  (RMB in millions)
3.2.1 Products and services to be provided by the
      CNPC Group to the Group

   (a) Production services to be provided by the
       CNPC Group to the Group                                23,430   31,514   31,151

   (b) Construction and technical services to be
       provided by the CNPC Group to the Group                21,187   24,959   24,385

   (c) Material supply services to be provided by
       the CNPC Group to the Group                               646      649      595

3.2.2 Products and services to be provided by the
      Group to the CNPC Group                                 17,536   21,498   23,219

3.2.3 Products and services to be provided by the
      Group to CRMSC                                             722      666      658

          3.2.1 Products and services to be provided by the CNPC Group to the Group

               (a) Production services to be provided by the CNPC Group to the Group

                    The proposed increases to the Existing Caps for the
               production services to be provided by the CNPC Group to the Group have been determined with reference to:

                    (i) historical transaction records for the production services provided by the CNPC Group to the Group;

                    (ii) the medium and long term development plan of the Group;

                    (iii) the actual and estimated business growth of the Group;
                         and

                    (iv) the potential increase in the international and
                         domestic market prices of crude oil, petroleum and other petrochemical products.

                    Being a major producer and supplier of crude oil in the PRC,
               PetroChina has the responsibilities on satisfying the national energy demands. In this connection, part of the crude oil from CNPC E&D will be send back to the Group in the PRC for refining and processing, and sold in the domestic market. Approximately 5% of the crude oil production of CNPC E&D in 2005 was sent back to the domestic market through PetroChina following the completion of PetroChina's acquisition of interest in CNPC E&D in November 2005.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

               Since CNPC E&D is expected to speed up its business expansion in the international market in the near future, PetroChina believed that more crude oil will be sold from CNPC E&D to the Group in order to meet the strong domestic demand in the next years.

                    In addition, we understand from the management of PetroChina that (i) the full-scale operation of Kazakhstan-China Pipeline and Western Pipeline is expected to be commenced in 2007, which is earlier than previously expected in September 2005; and (ii) following the internal integration beginning from June 2005, the CNPC Group has established an advanced transportation company which is equipped with modern machines for petroleum and other petrochemical products and able to provide transportation services with higher efficiency and quality and competitive advantage on the quality and price of such services. In view of the above, the management of PetroChina considered that there will be increased opportunities of refined oil delivery business for the Group than that as anticipated in September 2005, and hence, increasing the other production services to be provided by the CNPC Group to the Group such as water supply, electricity generation and supply, gas supply and transportation.

                    We also noted that the actual transaction amount for the
               production services provided by the CNPC Group to the Group for the first six months ended 30 June 2005 was approximately RMB8,945 million, representing approximately 38.3% of the total transaction amount of the whole year of 2005. Based on the information of PetroChina, the actual transaction amount for the same type of services for the first six months ended 30 June 2006 was approximately RMB17,058 million, representing approximately 62.0% of the Existing Cap for 2006 and approximately 33.5% of the Proposed Cap for 2006.

                    Production services to be provided by the CNPC Group to the
               Group

                                                  Percentage of amount
       Actual amount for    Actual amount/cap   for first six months to
        first six months   for the whole year     that for whole year
       -----------------   ------------------   -----------------------
       (RMB in millions)    (RMB in millions)
2005         8,945               23,344                  38.3%
2006        17,058               27,513                  62.0%
                             (Existing Cap)
                                 50,943                  33.5%
                             (Proposed Cap)
                                 (Note)

               Note: The figure includes the Existing Cap and the proposed increase due to the effect of the changes to the operational environment, and excludes the proposed increase arising as a result of the Acquisition as refer in paragraph 3.1.1 above.

               Given the increasing demand of crude oil from CNPC E&D, the increased opportunities of refined oil delivery business for the Group and that the proposed caps are in line with the historical data, we consider the revision of the Existing Caps is fair and reasonable so far as the Group and Shareholders concerned and the Proposed Caps have been determined on a fair and reasonable basis.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

               (b) Construction and technical services to be provided by the CNPC Group to the Group

                    The proposed increases to the Existing Caps for the
               construction and technical services to be provided by the CNPC Group to the Group have been determined with reference to:

                    (i) historical transaction records for the construction and technical services provided by the CNPC Group to the Group;

                    (ii) the medium and long term development plan of the Group;

                    (iii) the actual and the estimated business growth of the
                         Group;

                    (iv) the increases of prices of relevant oil products; and

                    (v)  the estimated relevant service price.

                    The construction and technical services to be provided by
               the CNPC Group to the Group are mainly related to development of oilfields, including but not limited to exploration technology service, down hole operation service, oilfield construction service, oil refinery construction service and project supervision and design service.

                    We understand from the management of PetroChina that after
               Existing Caps were determined in 2005, there has been important oil exploration discovery on three major oilfields of PetroChina (including Ji Dong oilfields). Accordingly, PetroChina plans to substantially increase its capital and expenditure budget in the three years ending 31 December 2006, 2007 and 2008 to cater for the development of such oilfields.

                    Even assuming that there was no breakthrough in oil
               exploration discovery on such oilfields and they were developed as originally planned, the overall transaction amount of the construction and technical services of the Group for the three years ending 31 December 2008 is expected to rise because of the increase of the crude oil price since last September. According to Platts, the world's leading provider of energy information, the Minas Crude Oil price as quoted in Singapore Market was around US$60.5 per barrel in September 2005 when the Existing Caps were estimated and reached as high as US$74.1 per barrel in July 2006. Since certain amount of oil products (such as gasoline and diesel oil) will be consumed to generate power during the course of providing the construction and technical services (such as well drilling) to the Group, the increase in the crude oil price is expected to substantially increase the operational cost for construction and technical service providers. Based on the information provided by PetroChina, we noted that approximately 256,000 tons and 1,379,000 tons of gasoline and diesel oil are expected to be consumed respectively in connection with the provision of the construction and technical service in 2006.

                    Despite the construction and technical services for
               development of such oilfields will be put out to tender, it is likely that the CNPC Group would win the bid and provide such services to the Group because of the large production capability and competitive strengths of the CNPC Group on the oil construction and technical services industry.

                    Given the breakthrough in the oil exploration on some
               oilfield of PetroChina and the substantial increase in development costs because of the increase in crude oil price since last September, we are of the view that the revision of the Existing Caps for this type of

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

               services is in the interest of PetroChina so to capture the future anticipated business expansion and the respective Proposed Caps have been determined on a fair and reasonable basis.

               (c) Material supply services to be provided by the CNPC Group to the Group

                    The proposed increases to the Existing Caps for the material supply services to be provided by the CNPC Group to the Group have been determined with reference to:

                    (i) historical transaction records for the supply of materials services provided by the CNPC Group to the Group;

                    (ii) the medium and long term development plan of the Group;

                    (iii) the actual and the estimated business growth of the
                         Group; and

                    (iv) the actual and estimated prices of relevant materials.

                    Pursuant to the Amended Comprehensive Agreement, the Group
               obtains material supply services from the CNPC Group. Such material supply services are mainly for facilitating the daily operation of the Group, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials. As such, the transaction amounts of this type of services proportionate to the scale of PetroChina's production and operation.

                    Given the unexpected expansion of the business of PetroChina in the near future as analyzed in above paragraphs (a) and (b), we are of the view that revision of the Existing Caps is necessary and the proposed increases to the Existing Caps for this type of services are determined on a fair and reasonable basis.

          3.2.2 Products and services to be provided by the Group to the CNPC Group

               The proposed increases to the Existing Caps for the products and services to be provided by the Group to the CNPC Group have been determined with reference to:

               (i) historical transaction records for products and services provided by the Group to the CNPC Group;

               (ii) the actual and estimated increases to the price of relevant products; and

               (iii) the actual and estimated business growth of the Group and the CNPC Group.

               The Amended Comprehensive Agreement provides that the Group should supply products such as natural gas, crude oil and refined oil and other products to the CNPC Group at the government-prescribed price, or where there is no government-prescribed price, the price shall be determined with reference to the market price. However, as explained in the Letter from the Board in this Circular, since the approval of the Existing Caps in 2005, the prices of certain major oil products to be supplied by the Group to the CNPC Group has substantially increased.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

               -    Natural Gas

                    Pursuant to the Notice on the Reform of the Mechanism for
               Determining the Ex- Factory Prices of Natural Gas and Recent Appropriate Increase of the Ex-Factory Prices of Natural Gas issued by the National Development and Reform Commission on 23 December 2005, the government-prescribed ex-factory price of natural gas increased by approximately 17.95% since 26 December 2005 and the PRC government plans to increase the price of natural gas in the next five years.

               -    Refined oil

                    The National Development and Reform Commission has issued
               two notices on the adjustment to the prices of refined oil on 26 March 2006 and 24 May 2006. Pursuant to the two notices, the government-prescribed ex-factory prices of refined oil have increased by approximately 52%.

               -    Crude oil

                    Currently, the crude oil prices in the domestic market of
               the PRC are in line with the crude oil prices in the international market. As stated above, the Minas Crude Oil price as quoted in Singapore Market was US$60.5 per barrel in September 2005 when the Existing Caps were estimated and reached as high as US$74.1 per barrel in July 2006.

               -    Naphtha, solvent oil

                    Pursuant to the Notice on Adjustments and Perfection of the
               Policy on Consumer Taxes issued by the Ministry of Finance and the State Administration of Taxation on 20 March 2006, consumer tax is imposed on naphtha, solvent oil, and other products since 1 April 2006, increasing the costs of raw materials for chemical products.

               In addition, PetroChina's middle and long term development goal has been adjusted with respect to the chemicals and marketing segment and refining and marketing segment to further increase its production capacity of these segments. With the anticipated increase in its production capacity, increasing demands for products and services as well as the enlarged business scale and new business development of the CNPC Group, PetroChina is able to supply more products and services to the CNPC Group.

               We noted that based on the information provided by PetroChina, the actual transaction amount for the products and services provided by the Group to the CNPC Group for the first half of 2005 was approximately RMB6,932 million, representing approximately 35.0% of the total transaction amount for the whole year 2005. However, the actual transaction amount of the first half of 2006 was approximately RMB13,447 million, representing approximately 70.3% of the Existing Cap for 2006 and approximately 36.7% of the Proposed Cap for 2006.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

               Products and services to be provided by the Group to the CNPC
               Group

                                                  Percentage of amount
       Actual amount for    Actual amount/cap   for first six months to
        first six months   for the whole year      that for whole year
       -----------------   ------------------   -----------------------
       (RMB in millions)    (RMB in millions)
2005         6,932               19,823                  35.0%
2006        13,447               19,134                  70.3%
                             (Existing Cap)
                                 36,670                  36.7%
                             (Proposed Cap)
                                 (Note)

               Note: The figure includes the Existing Cap and the proposed increase due to the effect of the changes to the operational environment of the Group.

               In light of the above and given that the unexpected business expansion of the Group as well as the anticipated increase in the prices for oil products, we are of the view that the revision of the Existing Cap for this type of services is fair and reasonable and the proposed increases to the Existing Caps are determined on a fair and reasonable basis.

          3.2.3 Products and services to be provided by the Group to CRMSC

               The proposed increases to the Exiting Caps for products and services to be provided by the Group to CRMSC have been determined with reference to:

               (i)  the Group's historical transaction records with CRMSC;

               (ii) the estimated business growth of the Group and CRMSC; and

               (iii) the actual and estimated price of refined oil.

               PetroChina entered into the CRMSC Products and Services Agreement with CRMSC on 1 September 2005, pursuant to which PetroChina should provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on a continuing basis. Detailed information about the terms and conditions of the CRMSC Products and Services Agreement was disclosed in the circular of PetroChina to the Shareholders dated 22 September 2005.

               We understand from the management of PetroChina that the supply of refined products to CRMSC constituted a substantial proportion of the CRMSC Transactions. In view that the government-prescribed price of refined oil in the PRC has increased, we consider that the revision of the Existing Cap for this type of services is in the interest of PetroChina and the Shareholders as a whole and the proposed increases to the Existing Caps are fairly and reasonably determined.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          3.3  Proposed Caps

               Set out below is a summary of the Existing Caps and the Proposed Caps for each of the three years ending 31 December 2008 :

                                          2006                 2007                  2008
                                  -------------------   -------------------   -------------------
Category                          Existing   Proposed   Existing   Proposed   Existing   Proposed
of Products and Services            Caps       Caps       Caps       Caps       Caps       Caps
------------------------          --------   --------   --------   --------   --------   --------
                                                         (RMB in millions)
(i)   Production services to be    27,513     63,983     28,923     96,437     32,647     98,518
      provided by the CNPC                   (Note 1)              (Note 1)              (Note 1)
      Group to the Group

(ii)  Construction and             91,614    114,681     88,280    115,039     79,636    105,661
      technical services to be               (Note 2)              (Note 2)              (Note 2)
      provided by the CNPC
      Group to the Group

(iii) Material supply services      4,471      5,356      4,331      5,459      4,500      5,574
      to be provided by the                  (Note 3)              (Note 3)              (Note 3)
      CNPC Group to the Group

(iv)  Products and services to     19,134     36,670     23,472     44,970     26,910     50,129
      be provided by the Group               (Note 4)              (Note 4)              (Note 4)
      to the CNPC Group

(v)   Products and services to     10,326     11,048     11,359     12,025     12,495     13,152
      be provided by the Group               (Note 5)              (Note 5)              (Note 5)
      to CRMSC

Notes:

1. The Proposed Caps represent the sum of (a) the Existing Caps for this type of services; (b) the proposed increase arising as a result of Acquisition as refer in paragraph 3.1.1 above; and (c) the proposed increase due to the effect of the changes to the operational environment as refer in paragraph 3.2.1(a) above.

2. The Proposed Caps represent the sum of (a) the Existing Caps for this type of services; (b) the proposed increase arising as a result of Acquisition as refer in paragraph 3.1.2 above; and (c) the proposed increase due to the effect of the changes to the operational environment as refer in paragraph 3.2.1(b) above.

3. The Proposed Caps represent the sum of (a) the Existing Caps for this type of services; (b) the proposed increase arising as a result of Acquisition as refer in paragraph 3.1.3 above; and (c) the proposed increase due to the effect of the changes to the operational environment as refer in paragraph 3.2.1(c) above.

4. The Proposed Caps represent the sum of (a) the Existing Caps for this type of services; and (b) the proposed increase due to the effect of the changes to the operational environment as refer in paragraph 3.2.2 above.

5. The Proposed Caps represent the sum of (a) the Existing Caps for this type of services; and (b) the proposed increase due to the effect of the changes to the operational environment as refer in paragraph 3.2.3 above.

                  LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     4.   Annual review of non-exempted continuing connected transactions

          As discussed with PetroChina, it will comply with the annual review requirements of the Stock Exchange, in particular:

               (i) Each year the independent non-executive Directors must review the continuing connected transactions and confirm in the annual report that the transactions have been entered into:

                    - in the ordinary and usual course of business of PetroChina;

                    - either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to PetroChina than terms available to or from (as appropriate) independent third parties; and

                    - in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; and

               (ii) Each year the auditors must provide a letter to the
                    Directors (with a copy provided to the Stock Exchange at least 10 business days prior to the bulk printing of PetroChina's annual report), confirming that the continuing connected transactions:

                    -    have received the approval of the Directors;

                    - are in accordance with the pricing policies of PetroChina if the transactions involve provision of goods or services by PetroChina;

                    - have been entered into in accordance with the relevant agreement governing the transactions; and

                    - have not exceeded the caps approved by the Independent Shareholders (or by the Shareholders for CRMSC Transactions) and disclosed in previous announcement(s).

          Based on the above, we are of the view that there are appropriate measures in place to monitor the non-exempted continuing connected transactions and protect the interest of PetroChina and the Shareholders as a whole.

RECOMMENDATION

     Having considered the above principal factors and reasons, we consider that the revision of the Existing Caps is in the interest of PetroChina and the Shareholders as a whole, and the Proposed Caps are determined on a fair and reasonable basis and are in the interest of PetroChina and the Independent Shareholders (or the Shareholders for CRMSC Transactions) as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders (or the Shareholders for CRMSC Transactions) to vote in favor of the relevant ordinary resolutions in the EGM.


                                        ----------------------------------------
                                        Yours faithfully, For and on behalf of
                                        ICEA Capital Limited Fabian Shin
                                        Executive Director

APPENDIX                                                     GENERAL INFORMATION

1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PetroChina. The Directors collectively and individually accept full responsibility for the accuracy and completeness of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS AND CONFIRMATIONS

     As at the Latest Practicable Date:

     (a) none of the Directors, supervisors or chief executives of PetroChina had any interest and short positions in the shares, underlying shares and debentures of PetroChina or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) ("SFO"), which are required to be notified to PetroChina and the Stock Exchange pursuant to Divisions 7 and 8 of
          Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to PetroChina and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

     (b) PetroChina has not granted its Directors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

     (c) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2005, being the date to which the latest published audited financial statements of PetroChina were made up, and which was significant in relation to the business of the Group;

     (d) none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2005, being the date to which the latest published audited financial statements of PetroChina were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

     (e) none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder);

     (f) the Directors are not aware of any material adverse change in the financial or trading positions of PetroChina since 31 December 2005, the date to which the latest published audited financial statements of PetroChina were made up; and

     (g) none of the Directors had entered into any service contract with PetroChina or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX                                                     GENERAL INFORMATION

3.   SUBSTANTIAL SHAREHOLDER

     Save as disclosed in this circular, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of PetroChina, the following persons have an interest or short position in the shares or underlying shares of PetroChina which would fall to be disclosed to PetroChina under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

                                                                                 Percentage (%)   Percentage (%)
                                                                                  of the total        of the
                                                                                   number of           total
                                                                                   that class          share
Name of Shareholder                    Type of Shares         No. of Shares         in issue          capital
-------------------                  ------------------   --------------------   --------------   --------------
CNPC                                 State-owned shares   157,922,077,818           100.00             88.21
Warren E. Buffett(1)                 H shares               2,347,761,000            11.13             1.311
J.P. Morgan Chase & Co.(2)           H shares               1,266,853,762(L)          6.00(L)          0.708
                                                              825,934,402(P)(3)       3.91(P)          0.461
Credit Suisse Group(4)               H shares               1,284,549,834(L)          6.09(L)          0.718
                                                              998,677,000(S)          4.73(S)          0.558
                                                               24,965,600(P)(5)       0.12(P)          0.014
Templeton Asset Management Limited   H shares               1,085,834,903(L)          5.15(L)          0.607

Notes:

(1) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway's 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2) J.P. Morgan Chase & Co. through its various controlled corporations is interested in an aggregate of 1,266,853,762 H shares of PetroChina.

     Of these 1,266,853,762 H shares, 836,570,402 H Shares are directly held by JP Morgan Chase Bank, N.A., J.P. Morgan Chase & Co. is deemed to be interested in these 836,570,402 H shares by virtue of its 100% interest in JP Morgan Chase Bank, N.A.; 48,900,010 H shares are directly held by J.P. Morgan Securities Ltd., by virtue of J.P. Morgan Chase International Holdings Limited's 98.95% interest in J.P. Morgan Securities Ltd., J.P. Morgan Chase (UK) Holdings Limited's 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Capital Holdings Limited's 100% interest in J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan International Finance Limited's 72.72% interest in J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited and J.P. Morgan International Finance Limited are deemed to be interested in these 48,900,010 H shares; 99,663,648 H shares are directly held by J.P. Morgan Whitefriars Inc., J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 99,663,648 H shares by virtue of its 100% interest in J.P. Morgan Whitefriars Inc.; 29,849,702 H shares are directly held by J.P. Morgan Investment Management Inc., JP Morgan Asset Management Holdings Inc. is deemed to be interested in these 29,849,702 H shares by virtue of its 100% interest in J.P. Morgan Investment Management Inc.; 11,178,000 H shares are directly held by JF International Management Inc., JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 11,178,000 H shares by virtue of its 100% interest in JF International Management Inc.; 217,204,000 H shares are directly held by JF Asset Management Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 217,204,000 H shares by virtue of its 100% interest in JF Asset Management Limited; 4,094,000 H shares are directly held by J.P. Morgan International Bank Limited, J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 4,094,000 H shares by virtue of its 100% interest in J.P. Morgan International Bank Limited; 11,362,000 H shares are

APPENDIX                                                     GENERAL INFORMATION

     directly held by JF Asset Management (Singapore) Limited -- Co Reg #:
     197601586K, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 11,362,000 H shares by virtue of its 100% interest in JF Asset Management (Singapore) Limited; and 8,032,000 H shares are directly held by JP Morgan Asset Management (Japan) Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 8,032,000 H shares by virtue of its 100% interest in JP Morgan Asset Management (Japan) Limited.

     Of these 1,266,853,762 H shares, 152,657,658 H shares are indirectly held by J.P. Morgan International Finance Limited, by virtue of Bank One International Holdings Corporation's 100% interest in J.P. Morgan International Finance Limited, J. P. Morgan International Inc.'s 100% interest in Bank One International Holdings Corporation, JP Morgan Chase Bank, N.A.'s 100% interest in J. P. Morgan International Inc, J.P. Morgan Chase & Co.'s 100% interest in JP Morgan Chase Bank, N.A., Bank One International Holdings Corporation, J. P. Morgan International Inc., JP Morgan Chase Bank, N.A. and J.P. Morgan Chase & Co. are also deemed to be interested in these 152,657,658 H shares; 103,757,648 H shares are also indirectly held by J. P. Morgan Overseas Capital Corporation, J. P. Morgan International Finance Limited is also deemed to be interested in these shares by virtue of its 100% interest in J. P. Morgan Overseas Capital Corporation; 277,625,702 H shares are also indirectly held by JP Morgan Asset Management Holdings Inc., J.P. Morgan Chase & Co. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management Holdings Inc.; and 247,776,000 H shares are also indirectly held by JP Morgan Asset Management (Asia) Inc., JP Morgan Asset Management Holdings Inc. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management (Asia) Inc..

(3) Comprising 825,934,402 H shares in the lending pool as described in the SFO. The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorized to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

(4) Credit Suisse Group through its various controlled corporations is interested in an aggregate of 1,284,549,834 H shares of PetroChina as long position and 998,677,000 H shares of PetroChina as short position.

     Of these 1,284,549,834 H shares held as long position and 998,677,000 H shares as short position, 167,984,500 H shares as long position and 165,384,500 H shares as short position are directly held by Credit Suisse Securities (USA) LLC, by virtue of Credit Suisse (USA), Inc.'s 100% interest in Credit Suisse Securities (USA) LLC, Credit Suisse Holdings
     (USA), Inc.'s 100% interest in Credit Suisse (USA), Inc., Credit Suisse's 57% interest in Credit Suisse Holdings (USA), Inc., Credit Suisse Group's 43% in Credit Suisse Holdings (USA), Inc. and Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse (USA), Inc., Credit Suisse Holdings (USA), Inc., Credit Suisse and Credit Suisse Group is deemed to be interested in these 167,984,500 H shares as long position and 165,348,500 H shares as short position; 216,756,974 H shares as long position and 99,068,000 H shares as short position are directly held by Credit Suisse International, by virtue of Credit Suisse (International) Holding AG's 24% interest in Credit Suisse International, Credit Suisse's 56% interest in Credit Suisse International, Credit Suisse Group's 20% interest in Credit Suisse International, Credit Suisse's 100% interest in Credit Suisse (International) Holding AG and Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse and Credit Suisse Group is deemed to be interested in these 216,756,974 H shares as long position and 99,068,000 H shares as short position; 805,372,760 H shares as long position and 662,228,500 H shares as short position are directly held by Credit Suisse (Hong Kong) Limited, by virtue of Credit Suisse (International) Holding AG's 88.38% interest in Credit Suisse (Hong Kong) Limited, Credit Suisse First Boston International (Guernsey) Limited's 11.62% interest in Credit Suisse (Hong Kong) Limited, Credit Suisse (International) Holding AG's 100% interest in Credit Suisse First Boston International (Guernsey) Limited, Credit Suisse's 100% interest in Credit Suisse (International) Holding AG and Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group is deemed to be interested in these 805,372,760 H shares as long position and 662,228,500 H shares as short position; 56,352,000 H shares as long position and 71,996,000 H shares as short position are directly held by Credit Suisse Securities (Europe) Limited, by virtue of Credit Suisse Investment Holdings (UK)'s 100% interest in Credit Suisse Securities (Europe) Limited, Credit Suisse Investments (UK)'s 98.07% interest in Credit Suisse Investment Holdings (UK), Credit Suisse First Boston Management AG's 1.93% interest in Credit Suisse Investment Holdings (UK), Credit Suisse (International) Holding AG's 100% interest in Credit Suisse First Boston Management AG, Credit Suisse (International) AG's 100% interest in Credit Suisse Investments (UK), Credit Suisse's 100% interest in Credit Suisse (International) AG and Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse Investment Holdings (UK), Credit Suisse Investments (UK), Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group is deemed to be interested in these 56,352,000 H shares as long position and 71,996,000 H shares as short position; 11,393,000 H shares as long position are directly held by Credit Suisse, by virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse Group is deemed to be

APPENDIX                                                     GENERAL INFORMATION

     interested in these 11,393,000 H shares as long position; 24,965,600 H shares as long position are directly held by Credit Suisse New York Branch, by virtue of Credit Suisse's 100% interest in Credit Suisse New York Branch, Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse and Credit Suisse Group is deemed to be interest in these 24,965,600 H shares as long position; 1,725,000 H shares as long position are directly held by Credit Suisse Capital LLC, by virtue of Credit Suisse Capital Holdings, Inc.'s 100% interest in Credit Suisse Capital LLC, Credit Suisse (USA), Inc.'s 100% interest in Credit Suisse Capital Holdings, Inc., Credit Suisse Holdings (USA), Inc.'s 100% interest in Credit Suisse (USA), Inc., Credit Suisse's 57% interest in Credit Suisse Holdings (USA), Inc., Credit Suisse Group's 43% interest in Credit Suisse Holdings (USA), Inc. and Credit Suisse Group's 100% interest in Credit Suisse, each of Credit Suisse Capital Holdings, Inc., Credit Suisse (USA), Inc., Credit Suisse Holdings (USA), Inc., Credit Suisse and Credit Suisse Group is deemed to be interested in these 1,725,000 H shares as long position.

(5) Comprising 24,965,600 H shares in the lending pool as described in the SFO. The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorized to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

     Save as disclosed above, the Directors and chief executive of PetroChina are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares which would fall to be disclosed to PetroChina under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.   EXPERT'S QUALIFICATION AND CONSENT

     ICEA Capital Limited, a corporation registered under the transitional arrangement of the SFO for type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities, has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter, and the reference to its name included herein in the form and context in which it appears.

     ICEA Capital Limited confirms that:

     (a) it is not beneficially interested in the share capital of any member of the Group and does not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

     (b) as at the Latest Practicable Date, it did not have any interest in any assets which have been, since 31 December 2005 (being the date to which the latest published audited accounts of PetroChina were made
          up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5.   GENERAL

     (a)  The secretary to the Board is Mr. Li Huaiqi.

     (b) The registered office of PetroChina is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC.

     (c) The principal share register and transfer office is Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

APPENDIX                                                     GENERAL INFORMATION

     (d) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

6.   PROCEDURES OF DEMANDING A POLL

     Pursuant to the Articles, the vote of a general meeting of PetroChina shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (a)  the chairman of the meeting;

     (b)  at least two Shareholders with voting rights or their proxies;

     (c) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

     In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the EGM will demand a poll in relation to the ordinary resolutions for approving the Proposed Caps and the special resolution for approving the proposed amendments to the Articles.

7.   DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Hong Kong from the date of this circular up to and including 28 September 2006 :

     (a)  the Articles;

     (b)  the Amended Comprehensive Agreement;

     (c)  the CRMSC Products and Services Agreement;

     (d)  the letter of recommendation from the Independent Board Committee;

     (c)  the letter issued by the Independent Financial Adviser; and

     (d) the written consent of the Independent Financial Adviser referred to paragraph 4 of this Appendix.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                          EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of the shareholders of PetroChina Company Limited (the "PetroChina") will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing 100016, the People's Republic of China at 9 : 00 a.m. on 1 November 2006 for the purpose of considering and, if deemed appropriate, passing, with or without modification,

     (i)  the following resolutions as ordinary resolutions:

          1. "THAT the continuing connected transactions arising as a result of the acquisition of a 67% interest in PetroKazakhstan Inc. by PetroChina through CNPC Exploration and Development Company Limited ("Acquisition"), as set out in the circular of PetroChina dated 14 September 2006 ("Circular"), which will fall within the scope of the amended comprehensive agreement as approved by the independent shareholders of PetroChina on 8 November 2005 ("Amended Comprehensive Agreement"), and are expected to occur on a regular and continuous basis in the ordinary and usual course of business of PetroChina and its subsidiaries, as the case maybe, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved."

          2. "THAT the proposed revision to the existing annual caps for the three years from 1 January 2006 to 31 December 2008 of each of the continuing connected transaction under the Amended Comprehensive Agreement as a result of the Acquisition, as set out in the Circular, be and hereby approved, ratified and confirmed."

          3. "THAT the proposed revision to the existing annual caps for the three years from 1 January 2006 to 31 December 2008 of each of the continuing connected transaction under the Amended Comprehensive Agreement as a result of changes to PetroChina's production and operational environment, as set out in the Circular, be and hereby approved, ratified and confirmed."

          4. "THAT the proposed revision to the existing annual caps for the three years from 1 January 2006 to 31 December 2008 in respect of the products and services to be provided by PetroChina and its subsidiaries to China Railway Materials and Suppliers Corporation ("CRMSC") pursuant to the agreement dated 1 September 2005 entered into between PetroChina and CRMSC in relation to the provision of certain products and services, as set out in the Circular, be and hereby approved, ratified and confirmed."

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     (ii) the following resolution as a special resolution:

          5. "THAT the proposed amendments to the articles of association of PetroChina as set out in the Circular be and hereby generally and unconditionally approved. The board of directors of PetroChina should be authorized, as proposed to be approved at the EGM, to make such modifications to the proposed amendments to the articles of association as required by the relevant regulatory bodies of the PRC."


                                        ----------------------------------------
                                        Yours faithfully, By Order of the Board
                                        PetroChina Company Limited Li Huaiqi
                                        Secretary to the Board

Beijing, the PRC, 14 September 2006

Notes:

1. Holders of H shares and holders of domestic shares whose names are registered in the register of members of PetroChina on 3 October 2006 are entitled to attend and vote at the EGM. Persons holding PetroChina's H shares should note that the register of members of PetroChina's H shares will be closed from 3 October 2006 to 1 November 2006, both days inclusive, during which period no transfer of shares will be effected.

2. Shareholders who intend to attend the EGM are required to send the reply slip to the Secretariat of the Board of PetroChina by 13 October 2006. Please refer to the form of reply slip for details.

3. Any shareholder entitled to vote at the EGM is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of PetroChina. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of PetroChina not later than 24 hours prior to the commencement of the EGM. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the EGM.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of Secretariat of the Board of PetroChina:

Secretariat of Board of Directors of PetroChina Company Limited
World Tower, 16 Andelu, Dongcheng District
Beijing, 100011, P.R. China
Tel: 8610-8488 6270
Fax: 8610-8488 6260

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
  (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock Code: 857)

               FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
                         TO BE HELD ON 1 NOVEMBER 2006

                     Number of shares to which this Proxy relates(1) ___________ Type of shares (State-owned shares or H shares)
                     to which this Proxy relates(1)                  ___________

I/We(2) ________________________________________________________________________
of _____________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PetroChina Company Limited (the "Company") hereby appoint the Chairman of the Meeting or(3)
________________________________________________________________________________
of _____________________________________________________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) at 9:00 a.m. on 1 November 2006 and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

             ORDINARY RESOLUTIONS               FOR(4)   AGAINST(4)   ABSTAIN(4)
             --------------------               ------   ----------   ----------
1.   "THAT the continuing connected
     transactions arising as a result of the
     acquisition of a 67% interest in
     PetroKazakhstan Inc. by PetroChina
     through CNPC Exploration and Development
     Company Limited ("Acquisition"), as
     set out in the circular of PetroChina
     dated 14 September 2006 ("Circular"),
     which will fall within the scope of the
     amended comprehensive agreement as
     approved by the independent shareholders
     of PetroChina on 8 November 2005
     ("Amended Comprehensive Agreement"),
     and are expected to occur on a regular
     and continuous basis in the ordinary and
     usual course of business of PetroChina
     and its subsidiaries, as the case maybe,
     and to be conducted on normal commercial
     terms, be and are hereby generally and
     unconditionally approved."

2.   "THAT the proposed revision to the
     existing annual caps for the three years from 1 January 2006 to 31 December 2008 of each of the continuing connected transaction under the Amended
     Comprehensive Agreement as a result of
     the Acquisition, as set out in the
     Circular, be and hereby approved,
     ratified and confirmed."

3.   "THAT the proposed revision to the
     existing annual caps for the three years from 1 January 2006 to 31 December 2008 of each of the continuing connected transaction under the Amended
     Comprehensive Agreement as a result of
     changes to PetroChina's production and
     operational environment, as set out in
     the Circular, be and hereby approved,
     ratified and confirmed."

4.   "THAT the proposed revision to the
     existing annual caps for the three years from 1 January 2006 to 31 December 2008 in respect of the products and services to be provided by PetroChina and its subsidiaries to China Railway Materials and Suppliers Corporation ("CRMSC") pursuant to the agreement dated 1
     September 2005 entered into between
     PetroChina and CRMSC in relation to the
     provision of certain products and
     services, as set out in the Circular, be and hereby approved, ratified and confirmed."

              SPECIAL RESOLUTION

5.   "THAT the proposed amendments to the
     articles of association of PetroChina as set out in the Circular be and hereby generally and unconditionally approved.
     The board of directors of PetroChina
     should be authorized, as proposed to be
     approved at the EGM, to make such
     modifications to the proposed amendments to the articles of association as required by the relevant regulatory bodies of the PRC."


Dated ____________ 2006                 Signature(s)(5)
                                                        ------------------------

Notes:

(1.) Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

(2.) Please insert the full name(s) (in Chinese or in English) and address(es)
     (as shown in the register of members) in block letters.

(3.) If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be duly initialed by the person who signs it.

(4.) Important: If you wish to vote for any resolution, please tick in the box marked "FOR". If you wish to vote against any resolution, please tick in the box marked "AGAINST". If you wish to abstain from voting on any resolution, tick in the box marked "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

(5.) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

(6.) Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

(7.) To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, 16 Andelu, Dongcheng District, Beijing, The PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (Stock Code: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) (English name): ______________________ of ______________________________
(address as shown in the register of members) (telephone number(s)(2):
______________________________________) being the registered holder(s) of(3)
____________________________ State-owned/H(4) share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on 1 November 2006 at 9:00 a.m.

Dated: ____________________________ 2006


Signature(s):
              --------------------------

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)  Please insert the number of shares registered under your name(s).

(4)  Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Friday, 13 October 2006 personally, by mail or by fax (fax number: (8610) 8488 6260).